As filed with the Securities and Exchange Commission on June 25, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Western Asset Middle Market Debt Fund Inc.

(Name of Subject Company (issuer))

Western Asset Middle Market Debt Fund Inc.

(Name of Filing Person (offeror))

Common Stock $.001 Par Value Per Share

(Title of Class of Securities)

95790F100

(CUSIP Number of Class of Securities)

ROBERT I. FRENKEL

SECRETARY

WESTERN ASSET MIDDLE MARKET DEBT FUND INC.

100 FIRST STAMFORD PLACE, 6TH FLOOR

STAMFORD, CONNECTICUT 06902

(203) 703-7046

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Sarah E. Cogan, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York, 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$18,549,680(a)	$2,389.20(b)
(a) Calculated as the aggregate maximum purchase price to be paid for Shares in the offer. (b) Calculated at $128.80 per $1,000,000 of the Transaction Valuation.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$2,389.20	Filing Party:	Western Asset Middle Market Debt Fund Inc.
Form or Registration No.:	Schedule TO	Date Filed:	June 23, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Introductory Statement

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer statement on Schedule TO filed by Western Asset Middle Market Debt Fund Inc., a Maryland corporation (the “Fund”), with the Securities and Exchange Commission (the “SEC”) on June 23, 2014 (the “Initial Statement”) and relates to the Fund’s offer (the “Offer”) to purchase for cash up to 10% of the Fund’s outstanding shares of Common Stock, par value $.001 per share (the “Shares”), or up to $18,549,680 of Shares, upon the terms and subject to the conditions contained in the Offer to Purchase dated June 23, 2014 (the “Offer to Purchase”) and the related Letter of Transmittal which are filed as exhibits to this Schedule TO. This Amendment is made to incorporate by reference the Fund’s Annual Report to Stockholders for the period ended April 30, 2014, which includes the Fund’s audited financial statements for the fiscal year ended April 30, 2014, into the Offer to Purchase. Other than as amended by this Amendment, all other terms of the Initial Statement remain the same. No additional filing fee is payable as a result of filing this Amendment as the full amount of the fee payable was paid on June 23, 2014 in connection with the filing of the Initial Statement.

ITEM 10. FINANCIAL STATEMENTS.

(a) Item 10(a) is hereby amended and restated as follows:

Section 8 of the Offer to Purchase is hereby amended and restated as follows:

8. Selected Financial Information. The audited financial statements of the Fund for the fiscal year ended April 30, 2014 appear in the Fund’s Annual Report to Stockholders for the period ended April 30, 2014 (the “2014 Annual Report”). The 2014 Annual Report, distributed to Stockholders of the Fund, is incorporated by reference herein. Copies of the 2014 Annual Report can be obtained for free at the website of the Securities and Exchange Commission (the “SEC”) (http://www.sec.gov).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTERN ASSET MIDDLE MARKET DEBT FUND INC.

By:	/s/ Kenneth D. Fuller
Name:	Kenneth D. Fuller
Title:	Chairman, President and Chief Executive Officer

Dated: June 25, 2014

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Offer to Purchase, dated June 23, 2014*

(a)(1)(ii)	Form of Letter of Transmittal*

(a)(1)(iii)	Letter to Stockholders*

*	Previously filed with the Schedule TO-I on June 23, 2014.

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